SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For March 2007

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	“ASML Completes Acquisition of Brion Technologies,” press release dated March 8, 2007

99.2	“ASML — A strong company on a growth trajectory,” (Cheuvreux European IT and Technology Conference, Paris) presentation dated March 8, 2007

99.3	“ASML — A strong company on a growth trajectory,” (“Taiwan, Technology, & Beyond” Conference, Taipei, Taiwan) presentation dated March 21, 2007

99.4	“ASML Announces the Henk Bodt ASML-TU/e Scholarship Fund,” press release dated March 28, 2007

99.5	“Annual General Shareholders Meeting,” presentation dated March 28, 2007

99.6	“ASML Discloses Results of Annual General Meeting of Shareholders,” press release dated March 29, 2007

99.7	Voting results of the Annual General Meeting of Shareholders of ASML Holding N.V. held on March 28, 2007

99.8	Environment, Health, Safety & Social Report 2006
     “Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

SIGNATURES
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: April 5, 2007	/s/ Peter T.F.M. Wennink

Peter T.F.M. Wennink
Executive Vice President
and Chief Financial Officer